Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144408
CEREPLAST, INC.
38,341,053 SHARES OF
COMMON STOCK
     This prospectus relates to the resale by the selling stockholders of up to 38,341,053 shares of our common stock. The shares being resold pursuant to this registration statement were obtained by the selling stockholders in a private placement transaction completed on July 2, 2007. The private placement resulted in the sale of an aggregate of 38,341,053 shares of the Company’s common stock to 7 non-US residents, for aggregate proceeds of $14,569,600. Pursuant to the terms of sale, the Company agreed to cause a resale registration statement covering the Common Stock.
     The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock, which they are offering. We will pay the expenses of registering these shares.
     We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from the sale of common stock hereunder.
     Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “CERP.OB”. The last reported sales price per share of our common stock as reported by the Over-the-Counter Bulletin Board on July 2, 2007, was $0.58.
Investing in our common stock involves substantial risks.
See “Risk Factors,” beginning on page 2.
     No other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.
     We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 11, 2007.

PROSPECTUS SUMMARY
     The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “risk factors” section, the financial statements and the notes to the financial statements. As used throughout this prospectus, the terms “Cereplast” “CERP,” the “Company,” “we,” “us,” and “our” refer to Cereplast, Inc.
CEREPLAST, INC.
     We are a Nevada corporation engaged in the development, manufacture and sale of bio-based resins which are used as substitutes for conventional, petroleum based plastics in a variety of applications, including the manufacture of single use disposables and packaging. For the three months ended March 31, 2007, we had gross revenues of $389,762 and incurred net loss of $1,777,127. For the years ended December 31, 2006 and 2005, we generated gross revenues of $836,729 and $545,770 and incurred a net loss of $3,383,753 and $1,118,906, respectively.
     Our principal offices are located at 3411-3421 West El Segundo Boulevard, Hawthorne, California 90250, and our telephone number is (310) 676-5000.
The Offering

Common stock outstanding prior to the offering	258,179,020 shares

Common stock offered by selling stockholders	38,341,053 shares

Use of proceeds	We will not receive any proceeds from the sale of the common stock hereunder. See “Use of Proceeds” for a complete description

OTCBB Symbol	CERP.OB

*	The above information regarding common stock to be outstanding after the offering is based on 258,179,020 shares of common stock outstanding as of July 2, 2007.
Issuance of Shares to the Selling Stockholders
     On June 21, 2007, accredited investors purchased an aggregate of 38,341,053 shares of common stock at $0.38 per share for an aggregate purchase price of $14,569,600. The common stock was offered and sold to the Investors in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated thereunder. Each of the Investors are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

RISK FACTORS
     This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.
Risks Relating to Our Business :
We have a history of incurring net losses; we expect our net losses to continue as a result of planned increases in operating expenses; and, therefore, we may never achieve profitability which may cause us to seek additional financing or to cease operations.
     We have a history of operating losses and have incurred significant net losses in each fiscal quarter since our inception. For the three months ended March 31, 2007, we had gross revenues of $389,762 and incurred net loss of $1,777,127. For the years ended December 31, 2006 and 2005, we generated gross revenues of $836,729 and $545,770 and incurred a net loss of $3,383,753 and $1,118,906, respectively. We expect to continue to incur net losses and negative cash flows for the foreseeable future. In addition, we anticipate losses to continue because we expect to incur additional costs and expenses related to:
•	brand development;

•	marketing and other promotional activities;

•	expansion of operations;

•	continued development of products;

•	implementation of systems to process customers’ orders and payments; and

•	development of relationships with strategic business partners.
     We will need to generate significant additional revenue to achieve profitability. Our ability to generate and sustain significant additional revenues or achieve profitability will depend upon numerous factors outside of our control, including the market acceptance of our bio-based resins and the economy.
     It is possible that we may never achieve profitability and, even if we do achieve profitability, we may not sustain or increase profitability in the future. If we do not achieve sustained profitability, we may be unable to continue our operations.
We have a limited operating history, therefore it is difficult to evaluate our financial performance and prospects and, as a result, you only have limited information to evaluate our future performance.
     We have only recently commenced the marketing and commercial sale of our products. We are, therefore, subject to all of the risks inherent in a new business enterprise. Our limited operating history makes it difficult to evaluate our financial performance and prospects. We cannot assure you that in the future we will generate revenues, operate profitably or that we will have adequate working capital to meet our obligations as they become due. Because of our limited financial history, we believe that period-to-period comparisons of our results of operations will not be meaningful in the short term and should not be relied upon as indicators of future performance.
The commercial success of our business depends on the widespread market acceptance of plastics manufactured with our bio-based resins and if we are unable to generate interest in our bio-based resins or if the manufacturers are unable to generate interest in plastic products produced with our resins, we will be unable to generate sales and we will be forced to cease operations.
     Although there is a developed market for petroleum based plastics, the market for plastics produced with our environmentally friendly bio-based resins is still developing. Our success will depend on consumer acceptance of these plastics as well as the success of the commercialization of plastics produced with our bio-based resins by third parties. At present, it is difficult to assess or predict with any assurance the potential size, timing and viability of market opportunities for our product in the plastics market. The standard plastics market sector is well established with entrenched competitors with whom we must compete.
We may not be successful in protecting our intellectual property and proprietary rights and we may be required to expend significant amounts of money and time in attempting to protect our intellectual property and proprietary rights and if we are unable to protect our intellectual property and proprietary rights our competitive position in the market could suffer.
     We rely on a combination of trade secret protection and other arrangements to establish and protect our proprietary technologies. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. Patents may not be issued for our patent applications that we may file in the future or for our patent applications we have filed to date, third parties may challenge, invalidate or circumvent any patent issued to us, unauthorized parties could obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights, rights granted under patents issued to us, if any, may not afford us any competitive advantage, others may independently develop similar technology and protection of our intellectual property rights may be limited in certain foreign countries. We may be required to expend significant resources to monitor and police our intellectual property rights. Any future infringement or other claims or prosecutions related to our intellectual property could have a material adverse effect on our business. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management’s attention and resources, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. We have not been in a financial position to properly protect all of our intellectual property, and may not be in a position to properly protect our position or stay ahead of competition in new research and the protecting of the resulting intellectual property.
Management and affiliates own enough shares to have a substantial impact on shareholder vote which could limit the rights of existing or future shareholders and, as a result, you may not be able to influence various corporate actions.
     Our executive officers, directors, affiliates and entities controlled by them own approximately 46.1% of the outstanding common stock. As a result, these executive officers and directors will have a substantial impact on the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending our Certificate of Incorporation or other material corporate actions.
We have not yet commenced full scale production of our bio-based resins and it is possible that some of our bio-based resins or plastic products made with our bio-based resins may not perform as well as other resins or conventional plastics
     Individual products produced with our bio-based resins may not perform as well as conventional foodservice disposables. We are still developing many of our bio-based resins and we have not yet evaluated the performance of all of them. If we fail to develop bio-based resins that allow plastics made with our bio-based resins to perform comparably to conventional foodservice disposables, this could cause consumers to prefer alternative products.
Established manufacturers in the foodservice disposables industry could improve the ability to recycle their existing products or develop new environmentally preferable, disposable foodservice containers which could render our technology obsolete and could negatively impact our ability to compete
     We expect to compete with other resin providers as well as plastic manufacturers servicing the food service industry that develop environmentally friendly plastic using technology that does not require resins. Virtually all of the key participants in the food service industry have substantially greater financial and marketing resources at their disposal than we do, and many have well-established supply, production and distribution relationships and channels. Companies producing competitive products utilizing competitive materials may reduce their prices or engage in advertising or marketing campaigns designed to protect their respective market shares and impede market acceptance of products produced with our bio-based resins.
     In addition, several paper and plastic disposable packaging manufacturers and converters and others have made efforts to increase the recycling of these products. Increased recycling of paper and plastic products could lessen their harmful environmental impact, one major basis upon which we intend to compete. A number of companies have introduced or are attempting to develop biodegradable starch-based materials, plastics, or other materials that may be positioned as potential environmentally superior packaging alternatives. We expect that many existing packaging manufacturers may actively seek competitive alternatives to our products and processes. The development of competitive, environmentally attractive, disposable foodservice packaging, whether or not based on our products and technology, could render our technology obsolete and could impair our ability to compete, which would have an adverse effect on our business, financial condition and results of operations.
Unavailability of raw materials used to manufacture our products, increases in the price of the raw materials, or the necessity of finding alternative raw materials to use in our bio-based resins could delay the introduction and market acceptance of our resins
     If any raw materials become unavailable, it could delay the commercial introduction and hinder market acceptance of our bio-based resins. Polymer lactic acid, which is used in some of our bio-based resins, is not readily available in commercial quantities from multiple sources in the public market. We may need to seek alternative sources of raw materials or modify our product formulations if the cost or availability of the raw materials that we currently use become prohibitive.
Our operations are subject to regulation by the U.S. Food and Drug Administration
     The manufacture, sale and use of resins are subject to regulation by the U.S. Food and Drug Administration (the “FDA”). The FDA’s regulations are concerned with substances used in food packaging materials, not with specific finished food packaging products. Thus, food and beverage containers are in compliance with FDA regulations if the components used in the food and beverage containers: (i) are approved by the FDA as indirect food additives for their intended uses and comply with the applicable FDA indirect food additive regulations; or (ii) are generally recognized as safe for their intended uses and are of suitable purity for those intended uses. The FDA may find that our bio-based resins and all other current and prototype resins are not in compliance with all requirements of the FDA and require additional FDA approval, which could have a material adverse affect on our business operations.
Risks related to our stock
The substantial number of shares that are eligible for sale, would represent a large portion of our total outstanding shares, which could cause our common stock price to decline even if we are successful.
     Sales of significant amounts of common stock in the public market, or the perception that such sales may occur, could materially affect the market price of our common stock. These sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.
Our common stock is subject to the “Penny Stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.
     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.
In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:
•	obtain financial information and investment experience objectives of the person; and

•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.
The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:
•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.
Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.
     Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.
USE OF PROCEEDS
We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The proceeds from the sale of each selling stockholders’ common stock will belong to that selling stockholder.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
     Our common stock has been quoted on the OTC Bulletin Board under the symbol “CERP.OB.” The following table shows the reported high and low closing bid quotations per share for our common stock based on information provided by the OTC Bulletin Board.

	High	Low
Year Ending December 31, 2007
First Quarter	$0.50	$0.36
Second Quarter	$0.595	$0.375

Year Ended December 31, 2006
First Quarter	$0.78	$0.30
Second Quarter	$1.48	$0.77
Third Quarter	$1.16	$0.70
Fourth Quarter	$0.78	$0.37

Year Ended December 31, 2005
Fourth Quarter	$0.93	$0.30
Number of Stockholders
     As of July 2, 2007, there were 257 holders of record of our common stock.
Dividend Policy
     Historically, we have not paid any dividends to the holders of our common stock and we do not expect to pay any such dividends in the foreseeable future as we expect to retain our future earnings for use in the operation and expansion of our business.
     We have appointed US Stock Transfer Corporation, 1745 Gardena Avenue, Glendale CA 91204-2991, as transfer agent for our shares of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
Forward-Looking Statements
     The information in this report contains “forward-looking statements” as that term is used in federal securities laws, about Cereplast, Inc.’s financial condition, results of operations and business. These statements include, among others:
•	statements concerning the potential benefits that Cereplast, Inc. (the “Company,” “we,” or “Cereplast”) may experience from its business activities and certain transactions it contemplates or has completed; and

•	statements of Cereplast’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. These statements may be made expressly in this Form 10-QSB. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “opines,” or similar expressions used in this Form 10-QSB. These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause Cereplast’s actual results to be materially different from any future results expressed or implied by Cereplast in those statements. The most important facts that could prevent Cereplast from achieving its stated goals include, but are not limited to, the following:
(a)	volatility or decline of Cereplast’s stock price;

(b)	potential fluctuation in quarterly results;

(c)	failure of Cereplast to earn revenues or profits;

(d)	inadequate capital to continue or expand its business, inability to raise additional capital or financing to implement its business plans;

(e)	changes in demand for Cereplast’s products and services;

(f)	rapid and significant changes in markets;

(g)	litigation with or legal claims and allegations by outside parties;

(h)	insufficient revenues to cover operating costs.
     There is no assurance that Cereplast will be profitable, Cereplast may not be able to successfully develop, manage or market its products and services, Cereplast may not be able to attract or retain qualified executives and technology personnel, Cereplast may not be able to obtain customers for its products or services, Cereplast’s products and services may become obsolete, government regulation may hinder Cereplast’s business, additional dilution in outstanding stock ownership may be incurred due to the issuance of more shares, warrants and stock options, or the exercise of outstanding warrants and stock options, and other risks inherent in Cereplast’s businesses.
     The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.
OVERVIEW
     We are engaged in the development, manufacture and sale of renewable plastic resins which are used as substitutes for conventional, petroleum based plastics in a variety of applications, including the manufacture of single use disposables and packaging. Our renewable resins are starch-based, compostable and incorporate resources such as corn, wheat, tapioca and potato starch, which are also bio-degradable and bio-based.
     We were successful in creating new bio-based resins that can be applied to conventional converting equipment, at prices competitive with traditional plastic. After we completed the test-market stage of our biodegradable proprietary materials through the manufacturing of disposable food service ware, we began to commercialize the sale of our bio-based resin in the 4th Quarter of 2006. Our “plastic” can be used in all major converting processes such as injection molding, thermoforming, blow molding, extrusions, etc. We spent several years on testing not only the physical properties of our bio-based resins, but also their processability on conventional converting equipment. We believe that it is a key element for the resins to be useable on conventional converting equipment, and believes that it will be easier for traditional converters to substitute petroleum based resins with our bio-based resins.
     Products made of our bio-based resins have been tested for their compostability with specific reference to US standards set by the American Society for Testing and Materials (“ASTM”) such as ASTM 6400 D99 or ASTM 6868. Several of our bio-based resins, including our resins for injection molding, thermoforming, extrusion coating and blow molding, have passed successfully such standards requirements allowing our Company to introduce on the market products, which were the first of their class. The ASTM standards are significant in so far as they identify plastic products that will compost satisfactorily in a wide array of municipal or commercial composting facilities. Further, the ASTM standards allow consumers to educate themselves on the appropriate uses and recovery avenues for the compostable plastic products.
     In addition, we had all of our commercial bio-based resins tested for their bio-based content as per ASTM 6866 standard. This is an important aspect of the resins, especially now that several State and Federal initiatives are pushing energy independence and use of alternative energy and products. Finally, all of our bio-based resins are certified GMO free and FDA compliant. All tests on our products our performed by third party independent laboratories.
     Our Company so far has concentrated on applications in the food service industry due to an existing and growing demand for “compostable” products. However, we are starting to focus on sustainability applications, where biodegradable/compostable are not the main drivers but where bio-based contents can reduce production costs, reduce dependence on fossil fuels and increase the use of annually renewable resources.
     We continue to implement a shift into our business model to manufacture bio-based resins directly instead of using our resin to make and sell finished products.
Critical Accounting Policies
     Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We monitor our estimates on an on-going basis for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates if past experience or other assumptions do not turn out to be substantially accurate.
We have identified the policies below as critical to our business operations and the understanding of our results of operations.
Revenue Recognition . Our revenue recognition polices are in compliance with Staff accounting bulletin (SAB) 101. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations by us exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.
Results of Operations for the Three Months Ended March 31, 2007 compared to the Three Months Ended March 31, 2006.
Sales
     Gross sales increased by $266,695 or 216.7% to $389,762 for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. Net sales increased by $206,221 or 172.0% for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. During the first quarter 2007, two converter customers introduced full lines of foodservice ware disposables using Cereplast’s bio-based resins. The increase in sales can be directly attributed to the commercial launch of our proprietary bio-based resins.
Cost of Sales
     Cost of sales increased by $196,151 or 263.7%, to $270,544 for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. As a percentage of net sales, cost of sales was 83.0% for the three months ended March 31, 2007 compared to 62.0% for the three months ended March 31, 2006. The cost of sales reflects the additional overhead associated with manufacturing our patented bio-based resins.
Gross Profit
     Gross profit increased $10,070 or 22.1% from $45,499 to $55,569 for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. As a percentage of net sales, gross profit margin decreased from 38.0% for the three months ended March 31, 2006 to 17.0% for the three months ended March 31, 2007. Gross profit increased primarily as a result of the commercial launch of our bio-based resins. However, the decrease in gross profit margin can be directly attributed to a change in business model from distribution to manufacturing and the plant currently operating below full capacity.
Operating Expenses
     Operating expenses increased by $1,366,791 or 300.0%, to $1,822,339 for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. This increase in operating expenses can be attributed to financing costs associated with the recent capital raised and an increase in salaries and wages as a result of head count increase to manage the commercial launch of its bio-based resins.
Research and Development
     Research and development (“R&D”) costs increased by $54,219 or 557.1%, to $63,951 for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. The increase in R&D costs was a result of Cereplast’s continued effort to expand its in-house bio-based resin manufacturing capabilities by developing and offering various types of bio-based resins.
Net Loss
     Net loss increased by $1,356,766 or 322.8%, to $1,777,127 for the three months ended March 31, 2007 compared to the three months ended March 31, 2006. This increase in net loss was a result of increased operating expenses associated with the growth of our bio-based resin operations. Currently operating costs exceed revenue because we only recently entered the commercial sale of its bio-resin and the plant is not running at full capacity or efficiencies. We cannot assure when or if revenue will exceed operating costs.
RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 COMPARED TO THE YEAR ENDED DECEMBER 31, 2005.
Sales
     Gross sales increased by $290,959, or 53.3%, to $836,729 for the year ended December 31, 2006 compared to the year ended December 31, 2005. Net sales increased by $183,752, or 33.9% to $726,451. The sales increase can be primarily attributed to the sale of the Company’s bio-based resins. We began the commercial sale of its bio-based resin during the 4 th            quarter of 2006, which accounted for 42.6% of total sales for the year. We expect that bio-resin sales will represent the majority of its revenues, as it completes its strategic shift away from finished product and continues the commercialization of its resins.
Cost of Sales
     Cost of sales increased by $145,948 or 29.4%, to $641,602 for the year ended December 31, 2006 compared to the year ended December 31, 2005. As a percentage of sales, cost of sales was 76.7% for the year ended December 31, 2006 compared to 91.3% for the year ended December 31, 2005. Management attributes the increase in cost of sales directly to the increase in sales.
Gross Profit
     Gross profit increased $37,804, or 80.4%, to $84,849 for the year ended December 31, 2006 compared to the year ended December 31, 2005. The gross profit margin also increased by 3.0% to 11.7% for the year ended December 31, 2006 compared to 8.7% for the year ended December 31, 2005. The increase in gross profit margins is a result of a change in product mix sold as a result of the commercialization of our bio-based resin in the 4th Quarter 2006.
Operating Expenses
     Total Operating Expenses increased by $2,299,002, or 205.6%, to $3,417,132 for the year ended December 31, 2006 compared to the year ended December 31, 2005. This increase was a result of an increase in i) salaries and wages as we evolved from a developmental stage company and started the commercial sale of its bio-based resins, ii) financing costs associated with the Periodic Equity Investment Agreement entered with Cumorah, iii) marketing expense associated with the launch of the bio-based resins and iv) research and development associated with the introduction of additional bio-based resins to its existing portfolio.
Net Loss
     Net loss increased by $2,264,847, or 202.4%, to $3,383,753 for the year ended December 31, 2006 compared to the year ended December 31, 2005. This increase in net loss was a result of increased operating costs. Currently operating costs exceed revenue because sales are not yet significant. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources
     We had net cash of $1,569,057 at March 31, 2007.
     We had working capital equity (i.e. the difference between current assets and current liabilities) of $2,095,234 at March 31, 2007.
     During the three months ended March 31, 2007, we used $1,779,270 of cash for operating activities. The increase in the use of cash for operating activities was a result of increased manufacturing operating expenses and significant acquisition of raw material inventory.
     Cash used in investing activities to purchase equipment during the nine months ended March 31, 2007 was $166,142.
     Cash provided by financing activities relating to the issuance of shares of common stock during the three months ended March 31, 2007 was $3,309,447. During the three months ended March 31, 2007 we raised $2,245,500 through private placement and drew $1,330,000 on its Equity Line of Financing.
     As of July 2, 2007, over the life of the Equity Line of Financing, we have drawn $2,755,000 in exchange for 6,586,493 shares of common stock.
BUSINESS
History
     We were incorporated on September 29, 2001 in the State of Nevada under the name of Biocorp North America Inc. On March 18, 2005, we filed an amendment to our certificate of incorporation to change our name to Cereplast, Inc.
Overview
     We are engaged in developing and commercializing proprietary bio-based resins that are environmentally sustainable, priced competitively to petroleum-based plastic alternatives, and can be converted on conventional manufacturing equipment. During 2006, our efforts were principally focused on developing and patenting a portfolio of bio-based resins. We also started to test both the processing of our bio-based resins and the attributes of finished products made of our resin with key converter customers. During the 4th Quarter of 2006, we entered into formal relationships with our customers and began selling our bio-based resins commercially. As we continue to increase our bio-based resin based business we will wind down our finished products business, which we had used as a platform to showcase the variety of product applications for our bio-based resins.
     All of our bio-based resins are primarily made of annually renewable resources (such as corn, wheat, tapioca and potato starches), are biodegradable and are compostable. Our bio-based resins are used as substitutes for conventional, petroleum based plastics in a variety of applications, including the manufacture of food service items such as utensils, plates, cups and straws. Our bio-based resins, as well as finished products made from our resins carry the seal of approval from the Biodegradable Products Institute (BPI). The significance of obtaining the BPI logo is to illustrate to consumers that the product will biodegrade, disintegrate and compost. The State of California requires the affixation of the BPI logo in order to market a product as compostable and local agencies and cities are requiring the logo for products to be used in composting programs. Composting continues to be the main method of organic waste disposal and a solution for waste diversion from landfills.
     We manufacture each of our bio-based resin at our facility in Hawthorne, California to create various grades of our resins. We then sell our bio-based resins to plastic converters. Each of our bio-based resins are thermoplastic and can be processed on conventional equipment for various applications including injection molding, thermoforming, blow molding and extrusions. As a result, converters do not need to change their equipment in order to accommodate our bio-based resins. We believe our bio-based resins provide plastic converters with an environmentally safe and economically viable alternative to conventional, petroleum-based plastics.
     Our web site address is www.cereplast.com .
Bio-based Resins
     Traditional foodservice disposables, wraps, and paperboard are currently manufactured from a variety of materials, including paper and plastic. We believe that none of these materials fully addresses three of the principal challenges facing the foodservice industry; namely performance, price, and environmental impact. We believe plastics that are manufactured with our bio-based resins address the combination of these challenges better than traditional alternatives.

     To date, our bio-based resins have been used to produce limited commercial quantities of foodservice ware including utensils, plates, cups and straws intended for use by all segments of the foodservice disposable packaging market, including quick-service restaurants, food and facilities management companies, the U.S. government, universities/colleges, and retail operations. These products were manufactured using our bio-based resins which minimize the harmful impact on the environment without sacrificing competitive price or performance.
     Our bio-based resins are primarily made from abundantly available and low cost natural raw materials such as starch from annually renewable crops such as corn, wheat, tapioca and potatoes. We believe that foodservice disposables made of our bio-based resins will offer certain significant environmental benefits, will have comparable or superior performance characteristics, such as greater strength and rigidity, and can be commercially produced and sold at prices that are competitive with comparable conventional paper and plastic foodservice disposables.
     Our bio-based resins can be used in the following conventional processes:
•	Injection molding to manufacture utensils, plates and cups.

•	Thermoforming to manufacture cups and hard plates.

•	Blow molding to manufacture film for compostable bags.

•	Extrusion for paper lamination or for straws.
     All of our commercially available bio-based resins are biodegradable/compostable as measured by ASTM 6400, are BPI compliant, have a bio-based content greater than 90% as measured by ASTM 6866, are GMO free (PCRQ negative) and FDA compliant.
Finished Products
     We continue to sell finished products including various types of dinnerware such as bowls, plates and utensils that are manufactured by third parties using our bio-based resins. We are currently undergoing a switch from the sale of finished products to the manufacture and sale of resins. We were primarily manufacturing and selling finished products to demonstrate to converters the applications of our bio-based resin and to test the acceptance of our products in the marketplace. As we increase our bio-based resin business we have been slowly winding down our finished products business. We expect to cease the sale of finished products and to be solely producing bio-based resins by the end of 2007.
     The end markets for our resins encompass the entire plastic industry. The use of our bio-based resins plays an integral role in managing the carbon cycle and reducing our dependence on fossil fuels. Today, the production of petroleum based plastic represents approximately 10% of the oil consumed in the United States. As such, we are primarily focused on i) biodegradable/compostable applications and ii) sustainability applications.
     The biodegradable/compostable applications are primarily driven by the foodservice ware and packaging industries which we believe are more environmentally sensitive and in need of environmentally friendly packaging. We have seen a growing trend to divert organic waste (principally yard and food waste) away from landfills and into composting sites. We have also seen a number of regulations and legislation that could have a positive impact on the use of our bio-based resins, such as AB32 Global Warming Solutions Act and numerous polystyrene foam bans in the States of California, Oregon and Washington.
     In addition, we are starting to focus on sustainability applications, where biodegradable/compostable are not the main drivers, but where bio-based contents can reduce production costs, reduce dependence on fossil fuels and increase the use of annually renewable resources. Target markets include health and beauty packaging, medical products, automotive and consumer goods.
     Finally, outside of the United States, we believe the market opportunity for plastics made with our bio-based resins is particularly strong in Europe and parts of Asia due to heightened environmental concerns and government regulations. In Europe, environmental legislation, such as the so-called “Green Dot” laws have created an opportunity for environmentally preferable products. Meanwhile, new regulations in many Asian countries have mandated a reduction in polystyrene production stimulating an increased demand for foodservice packaging manufactured from acceptable alternative materials. Furthermore, we believe improvements in the Asian and European composting and recycling infrastructure are expected to facilitate the use of environmentally preferable products.
Strategy
     Our objective is to establish Cereplast as the leading solution provider to both brand owners and to our converter customers and as the preferred bio-based resin supplier for plastics converters throughout the world based on comparable performance, environmental superiority and competitive pricing. Our approach for achieving this objective has been to:
•	patent the formulation of our existing portfolio of bio-based resins

•	manufacture our bio-based resins at our facility using traditional plastic manufacturing equipment but a proprietary Cereplast process;

•	partner with key converting customers to ensure broad application and market reach of our resin

•	continue to drive customer and end-user acceptance and demand for our bio-based resins and respective finished products through key market leaders and environmental groups; and

•	use feedback from our brand owners and converting customers and end-users to refine, develop and patent additional resins.
     We have established a manufacturing facility for the production of our bio-based resins with a commercial capacity of 50 million pounds per year. We have also developed formal relationships with key converting customers and started the commercial sale of our resin in the 4th Quarter 2006. Our converting customers have targeted food distributors, supermarkets, mass retailers, restaurants, including Quick Service Restaurants (“QSR”).
Marketing and Sales
     In order to achieve our objective of establishing our resins as the preferred bio-based material for plastic converters producing disposable packaging in the foodservice industry, we intend to engage in the following marketing strategies:
•	develop resins for use in products which deliver comparable or greater performance, are competitively priced and offer environmental advantages as compared to traditional packaging alternatives

•	prove manufacturability and economics of foodservice packaging and other finished goods produced utilizing our resins

•	assist our converter customers with brand owners and end-user customer demand as well as product performance and positioning

•	license our resin technology to strategic manufacturing partners to manufacture, market, distribute and sell plastics manufactured with our resin technology.
     We have focused our sales efforts on commercializing our bio-based resins with application in thermoforming, injection molding and extrusion coating. Those resins have received the greatest interest from our converting customers, have the broadest application range and are the most competitive in terms of price and physical properties to the petroleum based alternative. To date we have developed formal relationships with 5 of the top 6 thermoforming converters in the United States, which account for 75% of the total thermoforming production in the United States. We also have ongoing relationships with over 20 additional customers and over 30 different products have been made using our bio-based resin. Only one customer accounted for more than 10% of total sales in 2006.
Manufacturing
     We manufacture our bio-based resins at a single facility in Hawthorne, California. In 2006, we expanded our facility from approximately 25,000 square feet to approximately 50,000 square feet. Our facility is comprised of a manufacturing area with commercial production capacity of 50 million pounds per year, a logistic area with storage for raw materials and bio-based resins, as well as our corporate headquarters. This facility is adequate for our present manufacturing needs and projected growth for 2007.
      Our manufacturing process for creating bio-based resins consists of blending the component ingredients of a proprietary composite material in an industrial mixer, then processing such ingredients through heat and extrusion with a custom designed extruder installed at our facility. The resins are subject to drying and packaged at the facility. We use readily available natural raw materials, such as tapioca, wheat, potato or corn starch, as well as natural organic compound such as Poly Lactic Acid (PLA) from NatureWorks, LLC (“NatureWorks”). All the ingredients are blended in very specific percentages according to patented formulations and are processed on traditional equipment using proprietary technology.
      Since our resins are engineered from readily available, low-cost natural raw materials such as starches, we believe our products can be manufactured cost-effectively at commercial production levels without being negatively impacted by the fluctuating price of fossil fuels. Over the past several years, we have devoted resources to develop finished products and to demonstrate the commercial viability of our resins. Starting in the 4th Quarter 2006, we started to produce commercial amounts of resins on our production lines and have successfully demonstrated that our proprietary bio-based resins can be processed on conventional equipment.

Intellectual Property
     We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. In addition, we have filed for patent and trademark protection for our proprietary technology. In 2006 we were granted registration of several new trademarks in different International classes covering packaging and plastic resin , the most significant marks are Cereplast ® , Nat-Ur® which have been in the United States and in several countries abroad. Currently the Company has about 12 mark registrations on file. We have filed for patent protection of our technology in the United States and abroad (PCT). In 2006, Cereplast was granted by the US Patent Office patent, number 7,138,439 for its proprietary resin formulation. The Company obtained clearance from the World International Patent Office (WIPO) on two patent applications and the Company has entered the national phase for these patents in several countries around the world including: The European Community, Japan, Canada, Mexico, Brazil, MERCOSUR countries, P.R. China. In addition we acquired the exclusive rights to two other patents from University of Nebraska relating to thermoplastic starch. We have additional patents pending in the United States and abroad (PCT). In late 2005 and early 2006, we filed two additional patents applications with the US Patent Office under number: 11/293,517 on December 1, 2005 and 11/365,579 filed on February 28, 2006. As the Company continues to refine and develop additional bio-based resin formulation, we will actively seek patent protection. We can give no assurance that any such patent will be granted for our resin technology.
     We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights.
Competition
     Competition among resin providers for food and beverage container manufacturers in the foodservice industry and in the finished product industry is intense. We compete with BASF, DuPont, Eastman Chemical, Novamont and Dow Chemical. Virtually all of these competitors have greater financial and marketing resources at their disposal than our company, and many have established supply, production and distribution relationships and channels. Companies producing competitive products may reduce their prices or engage in advertising or marketing campaigns designed to protect their respective market shares and impede market acceptance of our resin. In addition, we also compete with companies that provide petroleum based raw materials to plastic manufacturers. As we have only recently switched our focus to the sale of resins, our market presence is limited. We intend to compete with our larger, better financed competitors by highlighting our resins’ higher temperature resistance and the ease of the process ability for certain applications.
     Several paper and plastic disposable packaging manufacturers and converters and others have made efforts to increase the recycling of these products. Increased recycling of paper and plastic products could lessen their harmful environmental impact, one major basis upon which we intend to compete. A number of companies have introduced, or are attempting to develop, biodegradable starch-based materials, plastics, or other materials that may be positioned as potential environmentally superior packaging alternatives. It is expected that many existing packaging manufacturers may actively seek to develop competitive alternatives to products and processes utilizing their own resins or resins developed by our competitors.
Government Regulation
     The manufacture, sale and use of our bio-based resins are subject to regulation by the U.S. Food and Drug Administration (the “FDA”). The FDA’s regulations are concerned with substances used in food packaging materials. Thus, food and beverage containers are in compliance with FDA regulations if the components used in the food and beverage containers:
•	are approved by the FDA as indirect food additives for their intended uses and comply with the applicable FDA indirect food additive regulations; or

•	are generally recognized as safe for their intended uses and are of suitable purity for those intended uses.
     We believe that our resins are in compliance with all requirements of the FDA and do not require FDA approval prior to the sale of our products. We have retained the services of one of the most prominent law firm in the country specialized in FDA issues. We cannot be certain, however, that the FDA will agree with their conclusions.
Research and Development
     We have a well developed research and development program that has enabled us to commercialize 14 grades of bio-based resins. Our approach to research and development follows our corporate strategy of being a solution provider. As such, we are always working to find innovative alternatives to market demands. The primary goal of our research and development efforts is to:
•	improve the properties and processing of our portfolio of bio-based resins

•	broaden the processing and market applications of our bio-based resins

•	reduce the cost of our bio-based resin to ensure that their remain competitive with fossil fuel alternatives

•	continue to introduce and patent new resins to satisfy the demand of our converter customers

•	explore new alternatives and source new natural raw material
Employees
     We have thirty two full-time employees. None of our employees are represented by a labor organization.
Description of Property
     We currently maintain our executive offices and research and development facilities at 3411-3421 West El Segundo Boulevard, Hawthorne, California 90250, and our telephone number is (310) 676-5000. This facility consists of about 50,000 square feet in total with 25,000 square feet of manufacturing facility, 22,000 square feet of logistical space and approximately 2,000 square feet of office space. Our lease for these facilities requires that we pay $26,040 per month in rent. These facilities are in good working condition and we expect these facilities to satisfy our needs for the next 12 months.
Legal Proceedings
     From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS
     Our directors and executive officers are as follows:

NAME AND ADDRESS	AGE	POSITION
Frederic Scheer	51	President, CEO and a Director
Stephan Garden	33	Senior Vice President — Finance and Business Development
William Kelly	58	Senior Vice President — Technology
Michael Muchin	37	Vice President — Head of Global Sales
Robert L. Dobbs	38	Vice President — QSR Sales
Thomas Bash	47	Vice President — Process and Engineering
Raylan Jensen	65	Director
Brian Altounian	42	Director
FREDERIC SCHEER, our President, CEO and a Director, became involved in the biodegradable plastics industry in 1994 when, serving as a financial consultant, he organized the buyout of Novamont, SpA, then a division of Montedison, an Italian resin manufacturer and research company. Subsequently, Mr. Scheer secured the exclusive distribution rights in North America for Mater-Bi™, a 100% biodegradable resin patented and produced by Novamont, and started distribution of Mater-Bi in North America. This platform allowed Mr. Scheer to access the emerging industry at that time. Mr. Scheer then created the Biodegradable Products Institute (BPI). Prior to his engagement in the biodegradable industry in 1994, Mr. Scheer worked at ING and Credit Suisse in Europe. Mr. Scheer holds a Doctor of Laws from the University of Paris, a Masters Degree in Finance and a Masters Degree in Political Sciences from Institut d’Etudes Politiques, Paris, France. Mr. Scheer, a US citizen is fluent in French, Spanish, Italian and English.
STEPHAN GARDEN, Senior Vice President — Finance and Business Development, has over 10 years of experience in consulting, investment banking and private equity. Mr. Garden was a Vice-President in the Investment Banking Division of Citigroup in New York in the Financial Sponsor Group and recently worked at Allied Capital, a $4.0 billion publicly traded private equity fund where he was responsible for executing debt and equity investments in middle market companies. Mr. Garden holds a BS from Boston University and a MBA from Columbia University.
WILLIAM KELLY, Senior Vice President — Technology, has worked as a specialist in polymer product development for the last 27 years in which he has been involved in the development of thermoplastic materials. From 1999 to 2002, Mr. Kelly served as the Technical Service and Development manager for Hycail BV and from 1995 to 1998 as the Technical Service Manager for Chronopol Inc. Mr. Kelly graduated in 1976 from SUNY-Albany with a BS in Chemistry.
MICHAEL MUCHIN, Vice President — Global Sales, has over 14 years of experience in operations and sales working for Acutek and Scapa. Most recently, Michael was Vice President of Scapa Medical, a global manufacturer of specialty thermoplastic films and adhesive coated products. Michael was directly involved in key account management, and guided the efforts of a global sales and marketing team. Michael received a BA from UCLA.
ROBERT DOBBS, Vice President — QSR Sales, has over 13 years of experience in the restaurant industry and casual dining in packaging development. Among his past experience, Mr. Dobbs worked at Perseco in Chicago as Product manager from 1996 to 1997 and worked at Yum Brands Restaurants, the parent company for Pizza Hut, Taco Bell, KFC, Long John Silvers and A&W from 1997 to 2002. From 2002 to the present, Mr. Dobbs managed his own package consulting and national sales account agency. Mr. Dobbs hold a BS in Packaging from Michigan State University.
THOMAS BASH, Vice President — Process and Engineering, has over 14 years of experience in polymer and starch processing. Prior to joining Cereplast, Mr. Bash was the Technical Director at Ametek Westchester Plastics in Nesquehoning, Pennsylvania. His industrial interests are in the fields of reactive compounding, twin screw extruder design, bio-plastics processing, and polymer reaction engineering. He has worked for Welding Engineers in Blue Bell, Pennsylvania, as the Director of Compounding Technology; and as a Materials Development Engineer for Golden Technologies Company in Golden, Colorado. Mr. Bash received his B.S. degree in Chemical Engineering from Drexel University, and his M.S. and Ph.D. degrees from Lehigh University, where he worked in the Emulsion Polymers Institute. He is a member of the Society of Plastics Engineers and the American Chemical Society.
RAYLAN JENSEN, Director, has served since June 1994 as the President of Sunn Classic Pictures, a wholly owned subsidiary of Sunn Classic Pictures, Inc., where he is engaged in the financing, business planning and product acquisition in connection with film distribution.

From 1990 to 1996, Mr. Jensen served as the President and Chief Operating Officer of Cofitras Entertainment, a video and motion pictures company.
BRIAN ALTOUNIAN, Director, is currently the President and COO of Platinum Studios, an entertainment company that controls one of the world’s largest libraries of comic book characters, where he focuses on business development, finance, operations and administration. Prior to joining Platinum, Mr. Altounian held a variety of senior management positions with early-stage technology companies. Mr. Altounian holds an MBA from Pepperdine University and an undergraduate degree from UCLA.
     The above listed directors will serve until the next annual meeting of the stockholders or until their death, resignation, retirement, removal, or disqualification, and until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Our officers serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any of our directors.
AUDIT COMMITTEE
     The audit committee of the board of directors reviews the internal accounting procedures of our company and consults with and reviews the services provided by our independent accountants. The audit committee consists of Messrs. Jensen and Altounian, both of whom are considered to be independent. The audit committee held three meetings in 2006. Mr. Altounian serves as the financial expert on the Audit Committee.
COMPENSATION COMMITTEE
     The compensation committee of the board of directors:
•	reviews and recommends to the board the compensation and benefits of our executive officers;

•	administers our stock option plans and employee stock purchase plan; and

•	establishes and reviews general policies relating to compensation and employee benefits.
     The compensation committee consists of Messrs Scheer, Jensen and Altounian. No interlocking relationships exist between the board of directors or compensation committee and the board of directors or compensation committee of any other company. During the past fiscal year the compensation committee had no meetings.
DIRECTOR COMPENSATION
     Our directors do not receive any cash or other compensation for their service as members of the Board of Directors, although they are reimbursed for travel and lodging expenses in connection with attendance at Board meetings.
CODE OF ETHICS
     We have adopted a Code of Ethics and Business Conduct for Officers, Directors and Employees that applies to all of our officers, directors and employees.
EXECUTIVE COMPENSATION
     The following table sets forth all compensation paid in respect of our Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the “Named Executive Officers”) for our last three completed fiscal years.

SUMMARY COMPENSATION TABLE

							Change in
							Pension
							Value and
							Non-Qualified
					Option	Non-Equity	Deferred	All Other
		Salary	Bonus	Stock	Awards	Incentive Plan	Compensation	Compensation
Name & Principal Position	Year	($)	($)	Awards($)	($)	Compensation ($)	Earnings ($)	($)	Total ($)
Frederic Scheer President	2006	$163,000	—	—	—	—	—	—	$160,000
	2005	$66,250	—	—	—	—	—	—	$66,250
Stephan Garden SVP Finance & Business Development	2006	$54,000	—	$341,750	—	—	—	—	$396,750
	2005	—	—	—	—	—	—	—	—
William Kelly SVP Technology	2006	$78,250	N/A	$56,250	—	—	—	—	$134,500
	2005	$71,000	N/A	$100,000	—	—	—	—	$171,000
OUTSTANDING EQUITY AWARDS
No other named executive officer has received an equity award.

DIRECTOR COMPENSATION
     The following table sets forth with respect to the named director, compensation information inclusive of equity awards and payments made in the year end December 31, 2006.

Change in
	Fees				Pension
	Earned				Value and
	or			Non-Equity	Nonqualified
	Paid in	Stock	Option	Incentive Plan	Deferred	All Other
	Cash	Awards	Awards	Compensation	Compensation	Compensation	Total
Name	($)	($)	($)	($)	Earnings	($)	($)
Raylan Jensen	—	—	—	—	—	—	—
Brian Altounian	—	—	—	—	—	—	—
     We do not pay directors compensation for their service as directors. We are in the process of developing a compensation policy for our directors.
EMPLOYMENT AND OTHER AGREEMENTS
     We have entered into the following agreements with our executive officers:
     In November 2006, we entered into an Employment Agreement effective January 1st, 2007 with our Chief Executive Officer by which he has agreed to serve as CEO for a period of five (5) years. He is entitled to a yearly cash compensation of $400,000 but he has agreed to postpone payment of part of his compensation until our cash flow will permit.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
     The following table sets forth information regarding the beneficial ownership of our common stock as of July 2, 2007. The information in this table provides the ownership information for:
•	each person known by us to be the beneficial owner of more than 5% of our Common Stock;

•	each of our directors;

•	each of our executive officers; and

•	our executive officers and directors as a group.
     Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Common stock beneficially owned and percentage ownership is based on 258,179,020 shares outstanding on July 2, 2007, and assuming the exercise of any options or warrants or conversion of any convertible securities held by such person, which are presently exercisable or will become exercisable within 60 days after July 2, 2007.

	NUMBER OF
	SHARES
	BENEFICIALLY	PERCENT
NAME AND ADDRESS	OWNED	OF CLASS
Frederic Scheer(1)(2)	113,706,875	44.0%
Raylan Jensen(1)	1,000,000	*
Brian Altounian(1)	1,163,500	*
Stephan Garden (1)	1,451,769	*
William Kelly(1)	1,075,000	*
Michael Muchin (1)	80,357	*
Robert L. Dobbs(1)	548,571	*
All officers and directors as a Group (7 people)	119,026,072	46.1%

*	Less than one percent

**	Address is c/o Cereplast, Inc., 3421-3433 West El Segundo Boulevard, Hawthorne, California 90250

(1)	Officer and/or director of our company.

(2)	Mr. Scheer beneficially owns such shares jointly with his wife, Jocelyne Scheer.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     During 2002 and 2003, we issued an aggregate of 118,800,000 shares of common stock to Frederic Scheer in consideration for services in organizing our company.

DESCRIPTION OF SECURITIES TO BE REGISTERED
COMMON STOCK
     We are authorized to issue up to 495,000,000 shares of common stock, $.0001 par value per share. As of July 2, 2007, there were 258,179,020 shares of common stock outstanding. Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable.
     We have appointed US Stock Transfer Corporation, 1745 Gardena Avenue, Glendale CA 91204-2991, as transfer agent for our shares of common stock.
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     Our Certificate of Incorporation, as amended, provide to the fullest extent permitted by Nevada law, our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of our Certificate of Incorporation, as amended, is to eliminate our rights and our shareholders (through shareholders’ derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act” or “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
PLAN OF DISTRIBUTION
     Each Selling Stockholder (the “ Selling Stockholders ”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Over the Counter Bulletin Board (“OTCBB”) or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
     The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “ Securities Act ”), if available, rather than under this prospectus.
     Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     We are required to pay certain fees and expenses incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.
     We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).
PENNY STOCK
     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.
     In order to approve a person’s account for transactions in penny stocks, the broker or dealer must
•	obtain financial information and investment experience objectives of the person; and

•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.
     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:
•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.
     Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.
SELLING STOCKHOLDERS
     The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.
     The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

	Beneficial Ownership Prior		Shares That	Beneficial Ownership After
	to this Offering (1)		May be	this Offering (1) (2)
	Number of	Percent	Offered and	Number of	Percent
Selling Stockholder	Shares	of Class	old Hereby	Shares	of Class
Alec Pettigrew	1,500,000	*	1,500,000	0	0
Clariden Leu	3,720,000	1.4%	3,720,000	0	0
Credit Suisse Equity Fund Future Equity(3)	2,631,579	1.0%	2,631,579	0	0
Fortis L Fund Equity Environmental Suitability World(4)	4,200,000	1.6%	4,200,000	0	0
Independent Trading Combination Effective B.V.(5)	2,600,000	1.0%	2,600,000	0	0
Swisscanto(6)	7,900,000	3.0%	7,900,000	0	0
UBS Global Asset Management(7)	15,789,474	6.1%	15,789,474	0	0

*	Less than 1%.

(1)	Percentage calculated on the basis of 258,179,020 shares of common stock outstanding on July 2, 2007.

(2)	Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholders are under no obligations known to us to sell any shares of common stock at this time.

(3)	Georg Sartoris has voting and investment power of the shares that this selling stockholder owns.

(4)	Stewart Armer has voting and investment power of the shares that this selling stockholder owns.

(5)	Guido de Cloedt has voting and investment power of the shares that this selling stockholder owns.

(6)	Pascal Schuler has voting and investment power of the shares that this selling stockholder owns.

(7)	Gerhard Wagner and Roman Boner have voting and investment power of the shares that this selling stockholder owns.

Description of Private Placement
     On June 21, 2007, accredited investors purchased an aggregate of 38,341,053 shares of common stock at $0.38 per share for an aggregate purchase price of $14,569,600. The common stock was offered and sold to the Investors in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated thereunder. Each of the Investors are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.
LEGAL MATTERS
     Sichenzia Ross Friedman Ference LLP, New York, New York will issue an opinion with respect to the validity of the shares of common stock being offered hereby.
EXPERTS
     HJ ASSOCIATES & CONSULTANTS, LLP, Independent Auditors, have audited, as set forth in their report thereon appearing elsewhere herein, our financial statements for the period ended December 31, 2006 that appear in the prospectus. The financial statements referred to above are included in this prospectus with reliance upon the independent certified registered public accounting firm’s opinion based on their expertise in accounting and auditing.
CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
     On or about December 22, 2005, we engaged HJ Associates & Consultants, LLP, Certified Public Accountants (“New Accountant”) to audit and review our financial statements for the fiscal year ending December 31, 2005. The New Accountant has been engaged for general audit and review services and not because of any particular transaction or accounting principle, or because of any disagreement with our former accountant, Rose, Snyder & Jacobs, a corporation of certified public accountants (the “Former Accountant”).
     The Former Accountant was dismissed effective December 22, 2005. The Former Accountant’s reports on our financial statements during its past two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles, except for the qualification reflected in its going concern disclosure regarding our company contained in its audit report for the fiscal year ended December 31, 2004, included with our Form SB-2 registration statement filed with the Securities and Exchange Commission on July 5, 2005. The decision to change accountants was recommended and approved by our Board of Directors. During the fiscal years ended December 31, 2003 and December 31, 2004 and through the date hereof, we did not have any disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the Former Accountant’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.
     The New Accountant was engaged effective December 22, 2005. The New Accountant was engaged for general audit and review services and not because of any particular transaction or accounting principle, or because of any disagreement with the Former Accountant. A letter from the Former Accountant addressed to the Securities and Exchange Commission was requested and was filed as an exhibit to a Form 8-K Current Report.
AVAILABLE INFORMATION
     We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Cereplast, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.
     We are subject to the informational requirements of the Securities Exchange Act of 1934 which requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov or by phone at 1-800-SEC-0330.

INDEX TO FINANCIAL STATEMENTS
CEREPLAST, INC.
FINANCIAL STATEMENTS

PART 1 — FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
CEREPLAST, INC.
BALANCE SHEET
MARCH 31, 2007
(UNAUDITED)

ASSETS
Current Assets
Cash	$1,569,057
Accounts Receivable, Net	204,126
Inventory	1,360,876
Prepaid Expenses	29,146

Total Current Assets	3,163,205

Property and Equipment
Property and Equipment	1,595,418
Accumulated Depreciation and Amortization	(286,914)

Net Property and Equipment	1,308,504

Other Assets
Investments	500
Intangibles, Net	22,561
Deposits	26,344

Total Other Assets	49,405

Total Assets	$4,521,114

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$546,780
Other Payable	241
Accrued Expenses	53,874
Credit Lines	47,468
Shareholder’s Loan	162,705
Affiliate Loan	205,902
Capital Leases, Current Portion	43,126
Loan Payable, Current Portion	7,875

Total Current Liabilities	1,067,971

Long-Term Liabilities
Captial Leases	110,212
Loan Payable	15,016

Total Long-Term Liabilities	125,228

Total Liabilities	1,193,199

Shareholders’ Equity
Common Stock, $0.001 par value; 495,000,000 authorized shares; 214,669,385 shares issued and outstanding	214,670
Additional Paid in Capital	12,430,032
Deferred Equity Offering Cost	(2,594,575)
Retained Earnings/(Deficit)	(6,722,212)

Total Shareholders’ Equity	3,327,915

Total Liabilities and Shareholders’ Equity	$4,521,114

The accompanying notes are an integral part of these financial statements.

CEREPLAST, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended
	3/31/2007	3/31/2006
GROSS SALES	$389,762	$123,067
Sales Discounts, Returns & Allowances	(63,649)	(3,175)

NET SALES	326,113	119,892

COST OF SALES	270,544	74,393

GROSS PROFIT	55,569	45,499

OPERATING EXPENSES
Depreciation and Amortization	60,400	8,253
Financing Costs	494,000	—
Financing Discount Costs	593,329	—
Marketing Expense	14,848	28,607
Professional Fees	52,923	139,662
Rent Expense	47,521	39,332
Research and Development	63,951	9,732
Salaries & Wages	222,254	103,661
Other Operating Expenses	273,113	126,301

TOTAL OPERATING EXPENSES	1,822,339	455,548

LOSS FROM OPERATIONS BEFORE OTHER INCOME(EXPENSES)	(1,766,770)	(410,049)

OTHER INCOME (EXPENSES)
Interest Income	30	3,159
Interest Expense	(10,387)	(13,471)

	(10,357)	(10,312)

LOSS BEFORE PROVISIONS FOR TAXES	(1,777,127)	(420,361)

Provision for Taxes	—	1,800

NET LOSS	$(1,777,127)	$(422,161)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.00)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
BASIC AND DILUTED	206,543,813	162,330,262

The accompanying notes are an integral part of these financial statements.

CEREPLAST, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended
	3/31/2007	3/31/2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,777,127)	$(422,161)
Adjustment to reconcile net loss to net cash used in operating activities
Depreciation and amortization	60,400	8,253
Financing Discount Costs	593,329	—
(Increase) Decrease in:
Accounts Receivable	(71,655)	(32,416)
Inventory	(384,796)	(282,057)
Employee advances	—	(2,546)
Deposits	—	(2,295)
Prepaid Expenses	18,913	160,409
Increase (Decrease) in:
Accounts Payable	(220,170)	(113,882)
Other Payables	(661)	1,396
Accrued Expenses	2,497	(56,700)

NET CASH USED IN OPERATING ACTIVITIES	(1,779,270)	(741,999)

NET CASH USED IN INVESTING ACTIVITIES:
Purchase of property and equipment, and intangibles	(166,142)	(159,683)

NET CASH USED IN INVESTING ACTIVITIES	(166,142)	(159,683)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances/(Payments) on Shareholder Loans	—	(3,206)
Advances/(Payments) on Credit Lines	—	(20,346)
Advances/(Payments) on Capital Leases	(13,515)	(9,793)
Advances/(Payments) on Notes Payable	(250,000)	—
Advances/(Payments) on Term Loan Payable	(2,538)	(2,370)
Proceeds from issuance of common stock and subscription receivable	3,575,500	1,431,250

NET CASH PROVIDED BY FINANCING ACTIVITIES	3,309,447	1,395,535

NET INCREASE IN CASH	1,364,035	493,853

CASH, BEGINNING OF PERIOD	205,022	506,487

CASH, END OF PERIOD	$1,569,057	$1,000,340

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION

During the three months ended March 31, 2007, the Company issued 3,918,785 shares in exchange for $1,330,000 in advance for its Equity Line of Financing and in 2006, the Company issued 1,417,848 shares in exchange for a $925,000 advance on its Equity Line of Financing. During the three months ended March 31, 2007, the Company paid $9,441 in cash interest and in 2006, the Company paid $40,057 in cash interest. During the three months ended March 31, 2007 and 2006 the Company was not liable for any income tax payments.
SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS

During 2006 the Company issued 5,000,000 shares to secure its Equity Line of Financing, 991,427 valued at $574,443 for services, cancelled 678,106 shares and converted a related party note into 1,045,000 shares.
The accompanying notes are an integral part of these financial statements.

CEREPLAST, INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2007
1. ORGANIZATION AND LINE OF BUSINESS
Organization
Cereplast, Inc. (the “Company”) was incorporated in the state of Nevada on September 29, 2001. The Company, based in Hawthorne California, began commercial operations on January 1, 2002 to provide products and services for biodegradable packaging and organic waste systems in the food service and beverage industries. In 2005, the Company started to re-direct its operations toward bio-based resin manufacturing. During the 4th Quarter of 2006, the Company began the commercial sale of its patented bio-based resins and expanded its production capacity.
The accompanying interim unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. For further information, refer to the financial statements for the year ended December 31, 2006 and the notes thereto included in the Company’s Annual Report.
Line of Business
The Company has developed a technology to produce proprietary bio-based resins, which are used as substitutes for conventional petroleum-based plastics in a variety of applications, including the manufacture of food service items such as utensils, plates, cups, and straws as well as consumer goods applications. The Company initially sold finished products to demonstrate the applications for its bio-resins and since mid-2005, the Company started its transition to become only a bio-based resin manufacturer. During 2006, the Company tested its bio-based resins as well as products manufactured by its converting customers and launched into commercial production in the 4th Quarter. As the Company started to partner with converters and those converters started to introduce full lines of products using the Company’s resins, Cereplast has been winding down its finished products distribution operation and focusing primarily on the sale of its bio-based resins.
2. CAPITAL STOCK
During the three months ended March 31, 2007, the Company issued 11,403,785 shares of common stock, for cash of $3,575,500, as follows:
•
Through an initial private placement, which was made in reliance upon an exemption from registration under rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, the Company issued 7,485,000 restricted shares of common stock for cash of $2,245,500.

•	The Company received funds of $1,330,000 under its Equity Line of Financing for 3,918,785 common stock shares issued
3. EQUITY LINE OF FINANCING
On February 13, 2006, the Company entered into a $10,000,000 private equity line of financing agreement with Cumorah Capital, Inc., with a commitment period of twenty-four months. Based on the amount of the advance, Cumorah Capital can purchase shares of common stock at an exchange rate equal to 90% of the market price during the pricing period. A 5,000,000 shares commitment fee was paid by the Company at time of closing. As of March 31, 2007, over the life of the Equity Line of Financing, the Company has received $2,255,000 in exchange for 5,336,633 shares on the equity line and has $7,745,000 in availability.
4. RELATED PARTY
As of March 31, 2007, the Company held the following:
•
A loan from a shareholder in the amount of $162,705, which bears a PIK interest at the rate of 6% per year. The principal is due in June 2007. On April 4, 2007 the Company repaid all fully outstanding principal and interest under this loan.

•	A loan from an affiliate in the amount of $200,000, which bears PIK interest at the rate of 7.00% per annum, and matures in October 2008.

•
A loan from an affiliate in the amount of $250,000, which bears PIK interest at the rate of 6.00% per annum, and matures in 2007. As of March 31, 2007 the Company had repaid all fully outstanding principal and interest under this loan.

5. SUBSEQUENT EVENTS
On April 4, 2007 the Company repaid all fully outstanding principal and accrued interest under the shareholder loan due June 2007.
On April 5, 2007 the Company issued 1,323,208 shares of common stock valued at $529,283 to various employees and consultants for services rendered.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Cereplast, Inc.
Hawthorne, California
We have audited the balance sheets of Cereplast, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity and cash flows for years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cereplast, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for years then ended, in conformity with U.S. generally accepted accounting principles.

By:	/s/ HJ Associates & Consultants, LLP HJ Associates & Consultants, LLP
Salt Lake City, Utah
March 15, 2007

CEREPLAST, INC.
BALANCE SHEETS

	DECEMBER 31, 2006	DECEMBER 31, 2005
ASSETS
Current Assets
Cash	$205,023	$506,487
Accounts Receivable, Net	132,470	46,963
Inventory	976,079	290,105
Employee Advances	—	1,300
Prepaid Expenses	48,059	172,686

Total Current Assets	1,361,631	1,017,541

Property and Equipment
Property and Equipment	1,429,276	456,537
Accumulated Depreciation and Amortization	(227,794)	(83,098)

Net Property and Equipment	1,201,482	373,439

Other Assets
Investments	500	—
Intangibles, Net	23,841	1,965
Deposits	26,344	22,437

Total Other Assets	50,685	24,402

Total Assets	$2,613,798	$1,415,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$766,950	$229,402
Other Payable	901	6,819
Accrued Expenses	52,318	107,640
Credit Lines	47,468	67,629
Note Payable	255,038	50,000
Shareholder’s Loan	160,288	126,125
Affiliate Loan	202,340	—
Capital Leases, Current Portion	56,640	41,128
Loan Payable, Current Portion	10,413	9,736

Total Current Liabilities	1,552,356	638,479

Long-Term Liabilities
Captial Leases	110,212	125,283
Loan Payable	15,016	25,426
Total Long-Term Liabilities	125,228	150,709

Total Liabilities	1,677,584	789,188

Commitments and Contingencies (Note 5)
Shareholders’ Equity
Preferred Stock, $0.001 par value; 5,000,0000 authorized preferred shares	—	—
Common Stock, $0.001 par value; 495,000,000 authorized shares; 203,267,102 and 183,913,262 shares issued and outstanding, respectively	203,267	183,914
Subscribed Shares	—	(105,000)
Additional Paid in Capital	8,718,157	2,108,611
Deferred Equity Offering Cost	(3,040,125)	—
Retained Earnings/(Deficit)	(4,945,085)	(1,561,331)

Total Shareholders’ Equity	936,214	626,194

Total Liabilities and Shareholders’ Equity	$2,613,798	$1,415,382

The accompanying footnotes are an integral part of these financial statements.

CEREPLAST, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended
	12/31/2006	12/31/2005
GROSS SALES	$836,729	$545,770
Sales Discounts, Returns & Allowances	(110,278)	(3,099)

NET SALES	726,451	542,699
COST OF SALES	641,602	495,654

GROSS PROFIT	84,849	47,045

OPERATING EXPENSES
Depreciation and Amortization	147,820	48,731
Financing Costs	412,653	—
Marketing Expense	358,242	38,311
Professional Fees	413,115	322,949
Rent Expense	168,359	76,865
Research and Development	155,409	108,069
Salaries & Wages	1,128,129	184,616
Other Operating Expenses	633,405	338,588

TOTAL OPERATING EXPENSES	3,417,132	1,118,130

LOSS FROM OPERATIONS BEFORE OTHER INCOME(EXPENSES)	(3,332,283)	(1,071,085)

OTHER INCOME (EXPENSES)
Interest Income	6,203	—
Interest Expense	(57,673)	(47,821)

	(51,470)	(47,821)

LOSS BEFORE PROVISIONS FOR TAXES	(3,383,753)	(1,118,906)
Provision for Taxes	—	—

NET LOSS	$(3,383,753)	$(1,118,906)

BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.01)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
BASIC AND DILUTED	199,013,795	154,259,837

The accompanying footnotes are an integral part of these financial statements.

CEREPLAST, INC.
STATEMENT OF SHAREHOLDERS’ EQUITY

					Additional
	Common stock		Preferred stock		Paid-in	Def. Equity	Accumulated	Subscribed
	Shares	Amount	Shares	Amount	Capital	Offering Cost	Deficit	Stock	Total
Balance, December 31, 2004	129,826,125	$129,827	75,000.00	$75	$137,300	$—	$(442,425)	$—	$(175,223)
Issuance of common stock in March 2005 for cash (2,000,031 common shares issued at $0.02 per share )	2,000,031	2,000	—	—	37,975	—	—	—	39,975
Issuance of common stock in March 2005 for cash (660,000 common shares issued at $0.03 per share )	660,000	660	—	—	20,588	—	—	—	21,248
Converted preferred shares to common shares	2,475,000	2,475	-75,000.00	(75)	(2,400)	—	—	—	—
Issuance of common stock in April 2005 for cash (25,000,000 common shares issued at $0.02 per share)	25,000,000	25,000	—	—	475,000	—	—	—	500,000
Issuance of common stock in April 2005 for services (660,000 common shares issued at $0.02 per share)	660,000	660	—	—	12,540	—	—	—	13,200
Issuance of common stock in April 2005 for services (678,106 common shares issued at fair value)	678,106	678	—	—	14,322	—	—	—	15,000
Issuance of common stock in April 2005 for cash (415,000 common shares issued at $0.10 per share)	415,000	415	—	—	41,085	—	—	—	41,500
Issuance of common stock in May 2005 for cash (212,000 common shares issued at $0.10 per share)	212,000	212	—	—	20,988	—	—	—	21,200
Issuance of common stock in June 2005 for cash (215,000 common shares issued at $0.10 per share)	215,000	215	—	—	21,285	—	—	—	21,500
Issuance of common stock in July 2005 for cash (30,000 common shares issued at $0.10 per share)	30,000	30	—	—	2,970	—	—	—	3,000
Issuance of common stock in October 2005 for cash (3,010,000 common stock issued at $0.05 per share)	3,010,000	3,010	—	—	147,490	—	—	—	150,500
Issuance of common stock in November 2005 for cash (7,85,000 common stock issued at $0.10 per share)	7,850,000	7,850	—	—	777,150	—	—	—	785,000
Issuance of common stock in December 2005 for services (673,000 common stock issued at fair value)	673,000	673	—	—	66,627	—	—	—	67,300
Issurance of common stock in December 2005 for services (159,000 common stock issued at fair value)	159,000	159	—	—	15,741	—	—	—	15,900
Issuance of common stock in December 2005 for debt (8,000,000 common stock issued for conversion of debt)	8,000,000	8,000	—	—	192,000	—	—	—	200,000
Issuance of common stock in December 2005 for director services (1,000,0000 common stock issued for services)	1,000,000	1,000	—	—	24,000	—	—	—	25,000
Common stock subscribed	1,050,000	1,050	—	—	103,950	—	—	(105,000)	—
Net Loss for the Year Ended December 31, 2005	—	—	—	—	—	—	(1,118,906)	—	(1,118,906)

Balance, December 31, 2005	183,913,262	$183,914	—	$—	$2,108,611	—	$(1,561,331)	$(105,000)	$626,194
The accompanying footnotes are an integral part of these financial statements.

CEREPLAST, INC.
STATEMENT OF SHAREHOLDERS’ EQUITY (Continued)

					Additional
	Common stock		Preferred stock		Paid-in	Def. Equity	Accumulated	Subscribed
	Shares	Amount	Shares	Amount	Capital	Offering Cost	Deficit	Stock	Total
Balance, December 31, 2005	183,913,262	$183,914	—	$—	$2,108,611	—	$(1,561,331)	$(105,000)	$626,194
Common stock receivable	—	—	—	—	—	—	—	105,000	105,000
Issuance of common stock in January 2006 for cash (10,710,000 common stock issued at $.12)	10,710,000	10,710	—	—	1,303,040	—	—	—	1,313,750
Issuance of common stock in May 2006 for cash (98,500 common stock issued at $1.27)	98,503	99	—	—	124,902	—	—	—	125,000
Financing Discount Cost	—	—	—	—	13,889	—	—	—	13,889
Issuance of common stock in June 2006 for cash (1,045,000 common stock issued at $0.05)	1,045,000	1,045	—	—	51,205	—	—	—	52,250
Issuance of common stock in June 2006 for cash (6,050,000 common stock issued at $0.61)	5,000,000	5,000	—	—	3,345,000	(3,350,000)	—	—	—
Cancelled common stock in June 2006 for services (-678,110 common stock retired)	-678,106	(678)	—	—	678	—	—	—	—
Issuance of common stock in June 2006 for services (20,000 common stock issued at $.80)	20,000	20	—	—	15,980	—	—	—	16,000
Issuance of common stock in July 2006 for cash (136,170 common stock issued at $.92)	136,165	136	—	—	124,864	—	—	—	125,000
Financing Discount Cost	—	—	—	—	13,889	—	—	—	13,889
Issuance of common stock in July 2006 for cash (134,840 common stock issued at $.93)	134,844	135	—	—	124,865	—	—	—	125,000
Financing Discount Cost	—	—	—	—	13,889	—	—	—	13,889
Issuance of common stock in August 2006 for cash (13,750 common stock issued at $.91)	137,514	138	—	—	124,862	—	—	—	125,000
Financing Discount Cost	—	—	—	—	13,889	—	—	—	13,889
Issuance of common stock in September 2006 for cash (21,3680 common stock issued at $.58)	213,675	214	—	—	124,786	—	—	—	125,000
Financing Discount Cost	—	—	—	—	13,889	—	—	—	13,889
Issuance of common stock in September 2006 for services (392, 840 common stock issued at $.75)	392,840	393	—	—	294,237	—	—	—	294,630
Issuance of common stock in October 2006 for cash (500,000 common stock issued at $.40)	500,000	500	—	—	199,500	—	—	—	200,000
Issuance of common stock in November 2006 for cash (217,870 common stock issued at $.46)	217,865	218	—	—	99,782	—	—	—	100,000
Financing Discount Cost	—	—	—	—	11,111	—	—	—	11,111
Issuance of common stock in November 2006 for cash (226,760 common stock issued at $.44)	226,757	227	—	—	99,773	—	—	—	100,000
Financing Discount Cost	—	—	—	—	11,111	—	—	—	11,111
Issuance of common stock in November 2006 for cash (252,530 common stock issued at $.40)	252,525	253	—	—	99,747	—	—	—	100,000
Financing Discount Cost	—	—	—	—	11,111	—	—	—	11,111
Issuance of common stock in November 2006 for services (150,000 common stock issued at $.53)	150,000	150	—	—	79,350	—	—	—	79,500
Issuance of common stock in November 2006 for services (5,357 common stock issued at $.56)	5,357	5	—	—	2,995	—	—	—	3,000
Issuance of common stock in November 2006 for services 50,000 common stock issued at $.43)	50,000	50	—	—	21,450	—	—	—	21,500

Issuance of common stock in December 2006 for cash (366,650 common stock issued at $.30)	366,666	367	—	—	109,633	—	—	—	110,000
Issuance of common stock in December 2006 for services (373,230 common stock issued at $.43)	373,235	373	—	—	160,118	—	—	—	160,491
Amortization of Def. Equity Offering Costs	—	—	—	—	—	309,875	—	—	309,875
Net Loss for the Year Ended December 31, 2006	—	—	—	—	—	—	(3,383,753)	—	(3,383,753)

Balance, December 31, 2006	203,266,102	$203,267	—	$—	$8,718,157	$(3,040,125)	$(4,945,084)	—	$936,215

The accompanying footnotes are an integral part of these financial statements.

CEREPLAST, INC.
STATEMENT OF CASH FLOWS

	For the Year Ended
	12/31/2006	12/31/2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,383,753)	$(1,118,906)
Adjustment to reconcile net loss to net cash used in operating activities
Depreciation and amortization	147,820	48,731
Financing Discount Costs	412,653	—
Common stock issued for services	575,121	136,400
(Increase) Decrease in:
Accounts Receivable	(85,508)	(11,381)
Inventory	(685,975)	(95,932)
Employee advances	1,300	(1,300)
Deposits	(3,907)	(20,753)
Prepaid Expenses	124,627	(172,686)
Increase (Decrease) in:
Accounts Payable	537,548	8,960
Other Payables	(5,918)	6,819
Accrued Expenses	(12,848)	48,050

NET CASH USED IN OPERATING ACTIVITIES	(2,378,840)	(1,171,998)

NET CASH USED IN INVESTING ACTIVITIES:
Purchase of property and equipment, and intangibles	(965,334)	(113,627)

NET CASH USED IN INVESTING ACTIVITIES	(965,334)	(113,627)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from shareholders	—	37,860
Payments on advances from shareholders	—	(69,904)
Advances/(Payments) on Credit Lines	(20,161)	35,417
Payments on Capital Leases	(42,196)	(40,787)
Proceeds from Notes Payable	451,317	250,000
Advances/(Payments) on Term Loan Payable	—	(9,102)
Proceeds from issuance of common stock and subscription receivable	2,653,750	1,583,923

NET CASH PROVIDED BY FINANCING ACTIVITIES	3,042,710	1,787,407

NET INCREASE (DECREASE) IN CASH	(301,464)	501,782
CASH, BEGINNING OF PERIOD	506,487	4,705

CASH, END OF PERIOD	$205,023	$506,487

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
During 2006, the Company issued 1,417,848 shares in exchange for a $925,000 advance on its Equity Line of Financing. During 2006, the Company paid $40,057 in cash interest and during 2005, the Company paid $23,927 in cash interest. During 2006 and 2005, the Company was not liable for any income tax payments.
SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS
During 2006 the Company issued 5,000,000 shares to secure its Equity Line of Financing, 991,427 valued at $574,443 for services, cancelled 678,106 shares and converted a related party note into 1,045,000 shares.
The accompanying footnotes are an integral part of these financial statements.

CEREPLAST, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
1. ORGANIZATION AND LINE OF BUSINESS
Organization
Cereplast, Inc. (the “Company”) was incorporated in the state of Nevada on September 29, 2001. The Company, based in Hawthorne California, began commercial operations January 1, 2002 to provide products and services for biodegradable packaging and organic waste systems in the food service and beverage industries. In 2005, the Company started to re-direct its operations toward bio-based resin manufacturing. During the 4th Quarter of 2006, the Company commercialized the sale of its patented bio-based resins and expanded its production capacity.
Line of Business
The Company has developed a breakthrough technology to produce proprietary bio-based resins, which are used as substitutes for conventional petroleum-based plastics in a variety of applications, including the manufacture of food service items such as utensils, plates, cups, and straws as well as agricultural applications. The Company was validating its technology in selling finished products but since mid-2005 the Company started its transition to become only a resin manufacturer. During 2006, the Company tested its bio-based resins as well as products manufactured by its converting customers and launched into commercial production in the 4th Quarter. As the technology has been proven, the Company is winding down its finished products operation and focusing primarily on the sale of its bio-based resins.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of Cereplast is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.
Revenue Recognition
The Company recognizes revenue when services are performed, and at the time of shipment of products, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the estimate of useful lives of property and equipment, the deferred tax valuation allowance, and the fair value of stock options. Actual results could differ from those estimates.
Cash and Cash Equivalent
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.
Accounts Receivable
The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management performs a review of the receivables past due from the customers on a monthly basis and reserves against uncollectible items for each customer after all reasonable means of collection have been exhausted, and the potential for recovery is considered remote. The allowance for doubtful accounts was $11,299 as of December 31, 2006.

CEREPLAST, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Inventories
Inventories are stated at the lower of cost (first-in, first-out basis) or market, and consists primarily of raw materials used in the manufacturing of bio-based resins, finished bio-based resins and finished goods. As of December 31, 2006 and 2005, the inventories are as follows:

	2006	2005
Raw Materials	$566,445	$97,626
Resins	235,921	—
Finished Goods	149,604	162,799
Packaging Materials	21,134	—
Promo & Misc.	2,975	—
Work in Progress	—	29,680

	$976,079	$290,105

Property and Equipment
Property and equipment are stated at cost, and depreciation is computed on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are between 5-7 years. Repairs and maintenance expenditures are charged to expense as incurred. Property and Equipment consist of:

	2006	2005
Equipment	$1,393,048	$451,081
Furniture & Fixtures	18,928	5,456
Leasehold Improvements	17,300	—

	1,429,276	456,537
Less Accumulated Depreciation	227,794	83,098

Net Property and Equipment	$1,201,482	$373,439

Fair Value of Financial Instruments
SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The amounts reported for cash, accounts receivable, accounts payable, accrued interest and other expenses, approximate their fair value because of their short maturities.
Marketing and Advertising
The Company expenses marketing and advertising costs as incurred. Marketing and advertising costs for the year ended December 31, 2006 and 2005 were $358,242 and $38,311, respectively.
Research and Development Costs
Research and development costs are charged to expense as incurred. These costs consist primarily to produce bio-based resins, and testing of both the bio-based resins as well as testing of finished products made from the bio-based resins. The costs for the years ended December 31, 2006 and 2005 were $155,409 and $108,069 respectively.
Income Taxes
As of January 2005 the status of the corporation changed from a Subchapter S Corporation to a C Corporation. The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.

CEREPLAST, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Common Shares
All common shares amounts give effect to a thirty-three for one stock split that occurred in the first quarter of 2005.
Loss per Share Calculations
The Company adopted Statement of Financial Standards (“SFAS”) No. 128 for the calculation of “Loss per Share”. SFAS No. 128 dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company’s diluted loss per share is the same as the basic loss per share for the year ended December 31, 2006 and 2005 as the inclusion of any potential shares would have had an anti-dilutive effect due to the Company generating a loss.
Recently Issued Accounting Pronouncements
In November 2004, the FASB issued SFAS No. 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated the impact of the adoption of SFAS 151, and does not believe the impact will be significant to the Company’s overall results of operations or financial position.
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, Share-based Payment. SFAS 123R revises SFAS 123 and supersedes APB 25. SFAS 123R will be effective for the year ending December 31, 2006, and applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are to follow a fair value of those equity instruments. Under SFAS 123R, we will be required to follow a fair value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option. The adoption of SFAS 123R is not expected to have a material impact on our results of operations.
In December 2004, the Financial Accounting Standards Board issued two FASB Staff Positions — FSP FAS 109-1, Application of FASB Statement 109 “Accounting for Income Taxes” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, and FSP FAS 109-2 Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. Neither of these affected the Company as it does not participate in the related activities.
In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Management is currently evaluating the impact SAB 107 will have on our financial statements.

CEREPLAST, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
Recently Issued Accounting Pronouncements (continued)
In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its consolidated financial position or results of operations or cash flows.
In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections.” This new standard replaces APB Opinion No. 20, “Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements,” and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. The Company has evaluated the impact of the adoption of Statement 154 and does not believe the impact will be significant to the Company’s overall results of operations or financial position.
In February of 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which is intended to simplify the accounting and improve the financial reporting of certain hybrid financial instruments (i.e., derivatives embedded in other financial instruments). The statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.” SFAS No. 155 is effective for all financial instruments issued or acquired after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 155 to have an impact on its consolidated financial statements.
In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R) that became effective for the third quarter of 2006. FSP FIN No. 46(R)-6 clarifies that the variability to be considered in applying Interpretation 46(R) shall be based on an analysis of the design of the variable interest entity. The adoption of this standard did not materially impact the Company’s consolidated financial statements.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return, as well as guidance on derecognition, classification, interest and penalties and financial statement reporting disclosures. FIN 48 is effective for the Company on January 1, 2007. Based on the Company’s evaluation and analysis, FIN 48 is not expected to have a material impact on the Company’s consolidated financial statements.
In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the requirements and impact of FAS 157 on the Company’s consolidated financial statements, and will adopt the provisions on January 1, 2008. FAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.
Also in September 2006, the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132- R” (“FAS 158”). FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. FAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This statement is effective for the Company as of December 31, 2006, but did not have an impact on the Company’s consolidated financial statements as the Company does not sponsor a defined benefit pension or postretirement plan.

CEREPLAST, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The adoption of this standard did not materially impact the Company’s consolidated financial statements.
3. CAPITAL STOCK
During the years ended December 31, 2006, the Company issued 19,039,054 shares of common stock, for cash of $2,789,652; 991,432 shares were issued for services with a fair value of $575,120. Through an initial private placement, which was made in reliance upon an exemption from registration under rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, 10,710,000 restricted shares of common stock were issued for cash of $1,313,750. In a follow-on private placement, the Company issued 500,000 restricted shares of common stock for cash of $200,000.
During the years ended December 31, 2005, the Company issued 28,532,031 shares of common stock for cash of $648,423; 1,338,106 shares were issued for services with a fair value of 28,200; 2,475,000 shares of common stock issued for conversion of 75,000 preferred shares. Through a private placement, which was made in reliance upon an exemption from registration under rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, 10,820,000 restricted shares of common stock were issued for cash of $935,500; In addition 1,832,000 restricted shares of common stock were issued for services with a fair value of $108,200; 8,000,000 restricted shares of common stock were issued for conversion of debt for $200,000; 1,050,000 restricted subscribed shares for cash of $105,000; 75,000 shares of preferred stock for cash of $75,000; and 201,625 shares of common stock for services valued at $67,202; At December 31, 2005, 2,085,000 shares of common stock were transferred from the stockholder to various Transferees, and certificates were reissued with restrictive transfer legend to the Transferees pursuant to Section 4(1) of the Act. During 2005, the Company increased its authorized shares to 500,000,000, and effected a thirty-three for one stock split.
4. REVOLVING LINES OF CREDIT
The Company has three revolving lines of credit with total availability of $75,000. The borrowings under these credit lines on December 31, 2006 and 2005 were $47,468 and $67,629, respectively. The rates of interest on these credit lines vary from prime plus 5.75% to prime plus 8.75%. As of December 31, 2006 and 2005, the interest expense was $6,429 and $8,091, respectively.

CEREPLAST, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
5. RENTAL LEASE
In January 2005, the Company entered into a sublease and lease agreement for office, industrial and warehouse space. The sublease commenced in February 2005 with monthly rents of $3,200, and expired in July 2006. Upon expiration of the sublease, the Company leased the same space with monthly rents of $4,550, and expires in January 2010.
In May 2005, the Company entered into a lease agreement for office and warehouse space. The lease commenced June 1, 2005 with monthly rents of $5,920, and expires in January 2010.
In September 2006, the Company entered into a month to month lease agreement for additional warehouse space. The lease commenced October 2006 with monthly rents of $4,500. The Company terminated the lease as of February 1, 2007.
In November 2006, the Company entered into a lease agreement for office and warehouse space. The lease commenced in January 2007 with monthly rents of $15,576 and expires April 2012.
6. LOAN PAYABLE
During the year ended December 31, 2004, the Company obtained a term loan payable in the amount of $50,000, which bears interest at the rate of 6.75% per annum, and matures in 2009. The monthly payments are $984 with principal and interest. The future payments on the loan payable are as follows:

Years ending
December 31,
2007	$10,416
2008	11,139
2009	3,874

25,429
Less Current Portion of Loan Payable	10,413

Long Term Portion of Loan Payable	$15,016

CEREPLAST, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
7. DEFERRED TAX BENEFIT
At December 31, 2006, the Company has available federal and state cumulative net operating loss carryforwards of approximately $4,500,000, which expires at dates that have not been determined.
The difference between the Company’s effective income tax rate and the statutory federal rate for the years ended December 31, 2006 and 2005 relates primarily to losses incurred for which no tax benefit was recognized, due to the uncertainty of realization. The valuation allowance was $1,311,926 and $437,633 at December 31, 2006 and 2005, respectively. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to significant annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.
A reconciliation of income tax expense that would result from applying the U.S. Federal and State rate of 40% to pre-tax income from continuing operations for the years ended December 31, 2006 and 2005, with federal income tax expense presented in the financial statements is as follows.

	2006	2005
Income tax benefit computed at U.S. Federal statutory rate (34%)	$(1,150,351)	$(380,428)
State income taxes, net of benefit federal taxes	(169,313)	(67,134)
Meals & Entertainment	1,525	2,929
Accrued Compensation	—	7,000
R&D	1,818	—
Accrued Interest	4,395	—
Less Valuation Allowance	1,311,926	437,633

Income tax expense	$—	$—

The deferred income tax benefit at December 31, 2006 and 2005 reflects the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items, which comprise a significant portion of deferred tax assets and liabilities, are approximately as follows:

	2006	2005
Deferred tax assets:
NOL Carryover	$1,797,900	$437,633
Deferred tax liabilities:	—	—
Depreciation	(78,900)	—
Less valuation allowance	(1,719,000)	(437,633)

Deferred income tax asset	$—	$—

CEREPLAST, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
8. CAPTIAL LEASE OBLIGATIONS
At December 31, 2006, capital lease obligations are as follows:

Capital lease at 20% interest, with monthly principal and interest payments of $674 due December 2008, secured by mold equipment. The purchase option at the end of the lease is $1.00.	$13,191
Capital lease at 32% interest, with monthly principal and interest payments of $47 due February 2008, secured by a computer. The purchase option at the end of the lease is $1.00.	538
Capital lease at 32% interest, with monthly principal and interest payments of $18 due February 2008, secured by computer equipment. The purchase option at the end of the lease is $1.00.	202
Capital lease at 22% interest, with monthly principal and interest payments of $150 due February 2008, secured by computer equipment. The purchase option at the end of the lease is $1.00.	1,835
Capital lease at 15% interest, with monthly principal and interest payments of $513 due January 2010, secured by mold equipment. The purchase option at the end of the lease is $1.00	15,151
Capital lease at 22% interest, with monthly principal and interest payments of $820 due February 2008, secured by mold equipment. The purchase option at the end of the lease is $1.00	10,019
Capital lease at 12% interest, with monthly principal and interest payments of $214 due January 2007, secured by equipment. The purchase option at the end of the lease is $1.00	2,412
Capital lease at 13% interest, with monthly principal and interest payments of $1,128 due April 2009, secured by equipment. The purchase option at the end of the lease is $1.00	27,016
Capital lease at 29% interest, with monthly principal and interest payments of $1,369 due June 2010, secured by equipment. The purchase option at the end of the lease is $1.00	35,736
Capital lease at 21% interest, with monthly principal and interest payments of $1,028 due November 2008, secured by equipment. The purchase option at the end of the lease is $1.00	19,183
Capital lease at 8% interest, with monthly principal and interest payments of $505 due November 2011, secured by equipment. The purchase option at the end of the lease is $1.00	24,603
Capital lease at 13% interest, with monthly principal and interest payments of $385 due November 2011, secured by equipment. The purchase option at the end of the lease is $1.00	16,965

166,852
Less current portion	56,640

$110,212

CEREPLAST, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
8. CAPTIAL LEASE OBLIGATIONS (Continued)
Future payments on capital lease obligations are as follows:

Years ending
December 31,
2007	$80,249
2008	67,065
2009	36,937
2010	18,931
2011	12,977

Total Payments	216,159
Less Interest portion	49,307

Present value of future payments	$166,852

Leased assets under capital obligations, comprised of warehouse equipment, and computer equipment is as follows at December 31, 2006:

Assets under capitalized leases	$254,471
Accumulated amortization	62,747

$191,724

The assets have been recorded under property and equipment, and are being amortized over the estimated lives of the assets leased. Amortization of assets leased is included in depreciation and amortization expense.
9. RELATED PARTY
At December 31, 2006 and 2005, the loans in the amount of $160,288 and $126,125, respectively, are from the shareholders, and bear PIK interest at the rate of 6% per year. The principal is due in June 2007 and January 2008, respectively
During the year ended 2005, one of the Company’s customers loaned $50,000 to the Company at the rate of 9% per year. The principal and interest was due and payable in June 2006. On April 2, 2006, the customer exercised the option to convert the $50,000 outstanding principal balance and accrued interest on its Customer Loan into 1,045,000 restricted shares of common stock.
During the year ended December 31, 2006, the Company obtained a loan from an affiliate in the amount of $200,000, which bears PIK interest at the rate of 7.00% per annum, and matures in October 2008.
During the year ended December 31, 2006, the Company obtained a loan from an affiliate in the amount of $250,000, which bears PIK interest at the rate of 6.00% per annum, and matures in 2007. As of March 15, 2006 the Company had repaid all fully outstanding principal under this loan.
10. SUBSEQUENT EVENTS
In March of 2007, the Company received $2,190,000 under a private placement of up to ten million (10,000,000) shares of its common stock (the “Shares”) at a price of thirty ($0.30) per Share. The private placement, which was made in reliance upon an exemption from registration under Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933, as amended, was opened in December 2006. To date, the Company raised approximately $2,355,500 in gross proceeds from this offering.
As of March 15, 2007, the Company received an additional $1,330,000 under the Cumorah Equity Line of Credit in exchange for 3,918,785 shares of common stock. To date the Company has drawn $2,255,000 under the Equity Line of Credit and has $7,745,000 in availability.
As of March 15, 2007, the Company had fully repaid the loan from an affiliate in the amount of $250,000.